STOCK PURCHASE AGREEMENT

                                 By and between

                                                                     The Seller,

Franco Cappiello, who was born in Vigevano on March 22, 1961, whose Fiscal Registration number is CPP FNC 61 C 22 L872Q, whose address is Via Papa Giovanni XXIII 27, 20082 Noviglio ([Province of] Milan), and who owns 65% of the partnership shares issued by Aonet International srl, whose Fiscal and Value Added Tax registration number is 04154150967, with said shares being registered in the name of Fiduciaria S. Babila, whose main office is located in Milan, at Piazza Duomo 20, as a trust company (referred to hereinafter as "Cappiello"), according to a Chamber of Commerce attestation which is appended to the present Agreement (Attachment A);

                                                                  and the Buyer,

MSGI Security Solutions, whose main office is located at 575 Madison Avenue, New York, New York 10022, in the United States (referred to hereinafter as "MSGI"), and whose representative is its Chairman and CEO, Jeremy Barbera.

                                     Whereas

(A) Fiduciaria San Babila, Spa (the "Fiduciaria") has registered under its name some of the interests of Aonet International srl ("Aonet"), in an amount equal to the 85% of Aonet's capital, in force of a mandate granted by Mr. Cappiello, who is the beneficial owner of a portion equivalent to 65% of Aonet's capital and by Nexo S.r.l. ("Nexo") who is the beneficial owner of the 20% of Aonet's capital.

(B) Dr. Tullio Petrolini ("Petrolini") owns the remaining portion of Aonet's capital, equal to 15% of Aonet, and he shall waive his right of first refusal, as for his written statement attached hereto as Attachment B.

(C) Aonet's entire registered capital is held on a pro quota basis by the Fiduciaria and by Dr. Petrolini.

(D) The registered and fully paid-in capital of Aonet, whose main office is located in Milan, at Via Riccardo Lombardi 19/6, whose number under the Companies Register is 1729630, and whose Fiscal and Value Added Tax registration number is 04154150967, consists of (euro)25,000. Its current interest holders have granted a financing for a future capital increase, on a proportional basis, in an amount equal to (euro)450,000.

(E) Aonet's business activities consist of supplying services and advanced solutions for managing IT and IP infrastructure on behalf of public companies and institutions.

(F) The Seller, Mr. Cappiello, wishes to transfer part of his interests in Aonet, having a face value of (euro)12,750 representing the 51% of Aonet's registered capital (referred to hereinafter as the "Majority Interest") to MSGI, which wishes to buy such interests, in accordance with the terms and conditions set forth in the present stock purchase agreement (referred to hereinafter as "the Agreement").

         (G) The transfer of the Majority Interest shall occur through the assistance of the Fiduciaria, which shall still keep the Majority Interest registered under its name, although it shall receive a new mandate from the new beneficial owner, MSGI, in substitution of the mandate received from Mr. Cappiello in connection with such Majority Interest. At this regard, Mr. Cappiello shall issue irrevocable instructions to the Fiduciaria for executing the transfer, in the form attached hereto as Attachment G ("Instructions"), whereas MSGI shall issue a new irrevocable mandate to the Fiduciaria, in the form attached hereto as Attachment H (the "Fiduciaria Authorization").

         (H) The Seller has given MSGI a copy of the December 31, 2004 financial statements related to Aonet's 2004 fiscal year (referred to hereinafter as the "Reference Financial Statements") (Attachment C), together with copies of the company's charter (Attachment D) and By-Laws (Attachment E).

         (I) Jointly with Nexo and Dr. Petrolini, who are signing the present Agreement in approval thereof, Mr. Cappiello wishes to grant to MSGI an option to purchase the remaining part of Aonet's capital with a face value of (euro)12,250, representing the 49% of Aonet's capital (the "Minority Interest") in accordance with the terms and conditions set forth in this Agreement.

         (J) On May 17, 2005, Mr. Cappiello and MSGI signed a letter of intent (referred to hereinafter as the "Letter of Intent") providing the obligation to enter into a stock purchase agreement.

(K) This Agreement shall constitute the execution of the obligation assumed by Mr. Cappiello and MSGI in the Letter of Intent.

         Now, therefore, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, the Parties hereby agree as follows:


Article 1

         The Premises and the Attachments shall constitute integral parts of the present Agreement.

Article 2

         Mr. Cappiello hereby sell, transfer and convey to MSGI, and MSGI hereby agree to purchase and acquire from Mr. Cappiello the Majority Interest. This transfer include the right to the earnings originating from the completed pro quota financing of (euro)229,500.

         The Majority Interest shall continue to be registered under the name of the Fiduciaria which shall receive all the necessary instructions from Mr. Cappiello and a new mandate from MSGI.

Article 3

         The total purchase price for the Majority Interest (referred to hereinafter as "the Price") shall be (euro)1,100,000 (One Million, One Hundred Thousand).

         A portion of the Price, in the amount of (euro)100,000 (One Hundred Thousand), was previously paid to Mr. Cappiello by MSGI at the point when the Letter of Intent was signed. The remaining portion of the Price, in the amount of (euro)1,000,000 (One Million), shall be paid to Mr. Cappiello by MSGI in accordance with the following terms ("Price Installments"):

 (euro)250,000 (Two Hundred and Fifty Thousand) on or before June 1, 2005;

 (euro)250,000 (Two Hundred and Fifty Thousand) on or before September 30, 2005;

 (euro)250,000 (Two Hundred and Fifty Thousand) on or before December 30, 2005;

 (euro)250,000 (Two Hundred and Fifty Thousand) on or before March 31, 2006;

         In the event that MSGI does not fulfill its payment obligation with respect to any single Price Installment within 2 (two) business days following the due date of the respective installment, this Agreement shall be regarded as having been lawfully terminated, and MSGI shall return its Majority Interest to Mr. Cappiello, without being entitled to any repayment of the portion of the Price which shall have already been paid to Mr. Cappiello. The Fiduciaria must then proceed with re-registering the Majority Interest in favor of Mr. Cappiello and with satisfying all necessary requirements for completion of the respective transfer, as indicated within Instructions previously issued to the Fiduciaria by MSGI within the text appended hereto as Attachment H.

Article 4

         In consideration for the Price being paid by MSGI for the Majority Interest, Cappiello, Nexo, and Petrolini shall grant MSGI an option for purchasing the entire Minority Interest, which must be exercised by March 31, 2007 and whereby MSGI may acquire the entire Minority Interest for a total price equivalent to the minor of: (x) the amount obtained by multiplying Aonet's EBITDA computed on the basis of United States Accepted Accounting Principles applied to the 2006 fiscal year times 2.3, and (y) (euro)1,200,000 (One Million, Two Hundred Thousand). Cappiello, Nexo, and Petrolini, individually, for the respective portions of Aonet which they own, hereby represent and warrant that they are and shall be at the day of the exercise of the option the sole record and beneficial owner and holder of the Minority Interest, free and clear of all charges, claims, easements, encumbrances, equitable interests, liens, mortgages, options, pledges, right of first refusal, preemptive or similar rights or restrictions of any kind.
         Cappiello and Nexo shall keep their portion of the Minority Interest, representing the 14% and the 20% of Aonet's capital, under the Fiduciaria's name until the expiration of the date of the exercise of the option.

         In the event of the exercise of the option and within 2 (two) business days after its exercise, MSGI shall pay the price for the Minority Interest to Cappiello, Nexo, and Petrolini, allocating such price among the sellers as instructed by all of them in writing at least 3 (three) business days prior to the expiration date of such option. In the absence of written instructions, MSGI shall perform its obligation to pay the price, and shall be fully discharged, by paying the full amount only to Cappiello, at the bank account already provided by him.

         Concurrently with MSGI's payment of the price for this Minority Interest, Mr. Cappiello shall cause the Fiduciaria to register the Majority Interest in the name of MSGI , as for the Instructions already issued and attached and both Mr. Cappiello and Nexo shall cause the Fiduciaria to register in the name of MSGI also the remaining portion of the Minority Interest transferred by them to MSGI, representing, respectively, the 14% and the 20% of Aonet's capital as for the Instructions already issued and attached.

         In the event that MSGI does not to exercise its option by March 31, 2007, or in the event MSGI fails to pay the price for the Minority Interest within two business days following the expiration of the date for the exercise of the option, MSGI shall transfer to Mr. Cappiello an interest in Aonet with a face value of (euro)5,000, representing the 2% of Aonet's capital, for a total price of (euro)50,980 (Fifty Thousand, Nine Hundred and Eighty). The Fiduciaria shall proceed to such transfer, upon receipt of such price from Mr. Cappiello, or upon receipt of the proper documentation confirming completion of the such payment directly to MSGI as set forth in the Instructions attached as Attachment H.

         In the event that Mr. Cappiello (who is currently Aonet's Sole Manager) and the current General Manager cease to cover their respective role in Aonet following their removal made by MSGI prior to March 31, 2007, as security for the covenant not to compete of Cappiello and the current general manager of Aonet, MSGI shall withhold from the payment for the Minority Interest an amount equal to 10% of such price for a period of twelve months and for an amount equal to 20% of such price for a period of 36 months if the aforementioned persons shall have voluntarily departed from their positions. In the event of removal by decision of MSGI, the aforementioned withheld amount shall be secured by a bank guaranty.

Article 5

         The Seller represents and covenants that he is the sole record and beneficial owner and holder of the Majority Interest, free and clear of all charges, claims, easements, encumbrances, equitable interests, liens, mortgages, options, pledges, right of first refusal, preemptive or similar rights or restrictions of any kind.

Article 6

         The Seller represents and covenants the continued existence and the extent of amounts representing assets and the nonexistence of different or greater amounts representing liabilities within copies of the Reference Financial Statements which were given to MSGI, with said Reference Financial Statements constituting an accurate, truthful, and clear representation of the company's economic and net worth condition as of December 31, 2004, with observation of accounting principles. Subsequent to December 31, 2004, and with the exception of events which are individually incapable of unfavorably influencing Aonet's economic and net worth condition, Aonet has not:
(i) increased its indebtedness or acquired new liabilities; (ii) modified its own debt instruments or accepted guaranty commitments in relation thereto; (iii) mortgaged, pledged, or otherwise placed any of its own assets under guaranty obligations; (iv) sold or otherwise transferred any of its own assets outside the context of ordinary operations; (v) revoked accounts receivable claimed in relation to third parties, or waived actions or claims in relation to third parties; (vi) been affected by any fires, losses, destruction, or damage with respect to any of its assets; (vii) adopted agreements which are unrelated to ordinary operations; (viii) distributed profits or dividends to its own partners; (ix) modified accounting procedures which have been followed until the previously indicated date; or (x) undergone any changes in its own net worth position which may be detrimental thereto.

 Article 7

         The Seller represents and covenants that Aonet has not initiated and is not pursuing bankruptcy proceedings and that it is not in a state of insolvency.

         Aonet is a company which has been formed in a normal manner and exists in a valid form. It is capable of pursuing its own activities within the context of its purposes as a company, and it possesses all of the necessary licenses, permits, authorizations, and forms of permission for pursuing these activities, while maintaining full ownership of company assets indicated within the net worth statement appearing within the reference financial statements, with said assets being exempt from encumberment, preferential rights, impoundment, attachment, or other third party rights of any kind. Aonet owns and can use its assets in the manner in which said assets are currently being used or according to intended forms of use. Its assets are in proper operating condition and are exempt from defects which may hinder normal use in accordance with standards defined by law, and likewise in consideration of and in relation to categories of activity which are being pursued. Aonet operates in accordance with Italian law, and there are no pending proceedings arising from violation of legislation or regulations where significant consequences may exist in relation to adoption of the present agreement. There are no agreements or contracts where Aonet may be or shall be a party and where violation of domestic and or [European Economic] Community standards pertaining to fair trade may have occurred or should be or should have been reported to authorities possessing jurisdiction in accordance with anti-trust legislation. Aonet has not directly or indirectly completed any payments in violation of legislation within countries where payments have occurred. It possesses pertinent or necessary registrations or licenses or other titles for use of patents, inventions, trademarks, company names, copyrights, and other intellectual property rights which are currently in use or which it may intend to use in order to engage in the activities which it pursues or intends to pursue, and it possesses or is the registrant for licenses or other rights pertaining to trade secrets, technical data, and know-how for producing and distributing its products and for pursuing its activities. Aonet has not directly or indirectly been a party in any litigation pertaining to violation of any patents, patent applications, inventions, trademarks, company names, or copyrights, or to use of trade secrets, technical data, know-how, or other third party rights, nor is any such litigation in progress or anticipated.

         None of Aonet's products involves violation or conflict with third parties' patent and trademark rights, and no third parties are producing products which may constitute violation of Aonet's own patent and trademark rights. In pursuing its activities, Aonet has complied with legislation, standards, regulations, rules, licenses, and permits pertaining to use of its assets, and, in particular, it is pursuing its own activities in accordance with current legislation and regulations concerning transporting, storing, and disposal of waste, as well as general standards concerning pollution and environmental protection, and it is maintaining compliance with legislation and standards pertaining to occupational safety and health, along with other standards intended to regulate employment.
         In general terms, the company has not violated any applicable standards in relation to the activities which it pursues, and no investigations, evaluations, proceedings, or measures pertaining to violations of this kind are taking place. The company has never received any notification from its own employees and/or from third parties and/or administrative or public safety authorities whereby it may have emerged that its own managers or any of its personnel, as well as other parties acting on their behalf, have ever engaged in active forms of behavior or omissions which may be capable of constituting torts, criminal offenses, or administrative violations, or other violations of any standards which may provide a basis for attribution of liability or imposition of penalties, or other detrimental consequences involving the company or the Buyer.

Article 8

         The Seller represents and covenants that all of its employees have been properly hired pursuant to current contracts according to legislation, on the basis of the duties which are actually performed, and in compliance with applicable national and local standards and collective bargaining agreements, and that there are no associative relationships which are officially or substantially inconsistent with categories which are allowed and regulated by current legislation. It is likewise attested that, at the time of adoption of the present Agreement, Aonet owes a debt representing uncompleted payment of fiscal and employee benefits installments. Liquidation of this debt is in progress.

Article 9

         The Seller represents and covenants that all tax returns pertaining to direct and indirect Government and local assessments and taxes whose submission date shall have occurred prior to the date of the present Agreement have been submitted at the proper times and in a correct manner.

Article 10

         The Seller represents and covenants that no inspections, audits, reviews, or other measures by fiscal authorities or other authorities in relation to possible fiscal violations which could result in application of penalties, attribution of liability, or other unfavorable consequences for the company, its current or future management, and the Buyer are taking place, and that there are no circumstances which may provide a basis for said proceedings, reviews, inspections, audits, or measures.

Article 11

         The Seller represents and covenants that the company is not a party in any pending trials or proceedings before ordinary, administrative, fiscal, or special Judicial Authorities in Italy, nor before any other Italian, supranational, foreign, jurisdictional, or arbitration entities for adjudication, and that there are no current, pending, or anticipated judicial disagreements, disputes, or investigations involving the company. The Seller is likewise attesting that he is unaware of grounds for any of the aforementioned proceedings, and that there are no decrees, measures, arbitration rulings, or decisions of any kind which may be open to objections or definitive and where obligations of any kind or extent may exist for the company. No proceedings pertaining to the company exist in any phase before Italian, supranational, or foreign Authorities (as non-exhaustive examples thereof:
Antitrust, Privacy, or Communications proceedings). The company does not possess obligations other than those which are indicated within the reference financial statements, or those which originate from normal and ordinary pursuit of its activities. The Seller and the company are unaware of any circumstances which may involve liability on the part of the company with respect to third parties in relation to selling products or services, or other forms of liability in relation to injuries to persons or harm to the property of third parties in relation to selling products or services, or other forms of liability without adequate insurance coverage in relation to injuries to persons or harm to the property of third parties.

Article 12

         The Seller represents and covenants that Aonet:

(a) Is not a party to any business cooperation agreements or agreements which may exclude the present agreement. No forms of nonperformance which are attributable to the company exist in relation to any types of agreements and commitments where Aonet may be a party as of the date of adoption of the present Agreement.

(b) Does not maintain plans, programs, or agreements in relation to pensions, savings, profit sharing, bonuses, medical, insurance, or retirement incentives, disability, group insurance, purchasing of interests, stock options, deferred compensation, or other similar plans, programs, or agreements offering fringe benefits or advantages intended for the company's employees or associated with them.

(c) Is currently maintaining active agreements with its own clients, apart from contracts pertaining to normal operations, as well as relationships pertaining to its current bank account and insurance policies.

(d) Has not adopted any of the following written or oral, preliminary or definitive contracts or agreements with parties other than the Buyer:

     -- Agreements with the Seller, the Seller's relatives or direct or indirect subsidiaries, or intermediaries or fiduciaries, or other related companies pursuant to Article 2,359 of the Civil Code;

     -- Agreements for future hiring of employees; -- Agreements with employees' organizations.

(e) Has not issued any irrevocable powers of attorney to any person for any Purpose.

(f) Shall not grant any compensation (with the exception of compensation granted to professionals who have rendered their own services for preparation of the present Agreement), awards, or other consideration to any of its own employees or associates or third parties for the purpose of adoption of the present Agreement and execution thereof.

         The Seller is likewise guaranteeing that no agreements of a significant nature in relation to normal operation of the company constitute a basis of litigation, including extrajudicial proceedings, nor are said agreements expected to do so, and that, to his best knowledge, each of these agreements is valid and in force. Thus, Aonet is not engaging in nonfulfillment with respect to obligations originating from any agreements to which it may be a party, nor are any of its counterparts engaging in nonfulfillment.

Article 13

         During the period between the execution of the present Agreement and August 31, 2005, MSGI, shall have the right to conduct a fiscal, accounting, and legal due diligence to verify the truthfulness of the statements made by the Seller, the entries in the Reference Financial Statements, and the soundness of the company's net worth.

Article 14

         The parties acknowledge and agree that the price of the transfer of the Majority Interest has been decided on the assumption that all statements rendered by the Seller are truthful and that, at the time of the aforementioned transfer, Aonet's net worth shall not be lower than the one resulting in the Reference Financial Statements.

         If the due diligence efforts listed under Article 13 were to reveal an actual net worth lower by more than 10% than the net worth indicated under the Reference Financial Statements, MSGI shall provide the Seller with a written notification, requiring a proportional reduction of the purchase price. A price reduction can only be requested if the difference between the net worth indicated under the Reference Financial Statements and the net worth determined by the verification procedures under Article 13 is higher than 10%.

         In the event of absence of agreement within 30 days following receipt of the above mentioned notice of MSGI, the determination of Aonet's actual net worth and, consequently, the determination of a possible reduction of the purchase price shall be referred to an outside arbitrator who will be appointed by mutual agreement between the parties, or, in the absence of such agreement, by the first party to proceed according to Article 1473 of the Civil Code. Expenses and fees for the outside arbitrator shall be equally divided between MSGI and Mr. Cappiello. A price reduction may only be defined by the outside arbitrator in situations where the net worth determined by verification procedures shall be more than 10% less than the net worth reported under the Reference Financial Statements. This reduction shall be equivalent to the proportional difference between the company's actual net worth and the net worth indicated within reference financial statements, after deducting the 10% reduction defined by the preceding paragraph from the latter net worth figure.

         If the unpaid difference, as determined by an outside arbitrator, between the company's actual net worth and the net worth indicated within the Reference Financial Statements were to exceed 30%, MSGI shall have the right to terminate this Agreement.

Article 15

         MSGI agrees that, for a period of at least one year following the transfer of the Majority Interests, it shall not seek resignation of Aonet's Sole Manager or removal of the company's General Manager and shall refrain from interfering in the ordinary course of business, so long as management shall continue to comply with the 2005 budget which was submitted by Mr. Cappiello and is attached to the present Agreement, and, moreover, to refrain from selling the Majority Interests to third parties before having paid the purchase price set under Article 3. If exceptional events which are not attributable to the company's management were to produce a need for providing Aonet with new financing, Mr. Cappiello agrees to grant such financing also for the share representing the 51% of Aonet, with the specific acknowledgement that such financing shall not alter MSGI's percentage of ownership of Aonet's capital, which shall continue to represent the 51% of Aonet's capital.

         Notwithstanding the foregoing, MSGI shall have the right for all the year related to the 2005 fiscal year to access to any detailed information related to the management of Aonet, and Mr. Cappiello agrees to cause that, within 15 days following the execution of the present Agreement, a nominee designated by MSGI shall be appointed as a member of Aonet's Board of Directors.

Article 16

         Any disagreement which may arise between the parties in relation to interpretation, execution, validity, or cancellation of the present Agreement shall be referred to an Arbitration Panel consisting of three members, with one member being appointed by each party and one member being appointed by the two arbitrators who shall have been designated in that manner. In the event of disagreement, the third member of the arbitration panel shall be appointed by the Presiding Judge of the Court of Milan, and judgment shall be rendered in accordance with the law, subject to usual procedures governed by Article 816 and following of the Code of Civil Procedure.

Milan, June 1, 2005


-----------------------------
Mr. Franco Cappiello, Engineer


MSGI Security Solutions, Inc.

-----------------------------
Jeremy Barbera
Chairman & CEO

                                              For approval of the Premise (I)
                                              and of Article 4 of the Agreement:

                                              Nexo S.r.l.

                                              ----------------------------
                                              Alessandro Martignoni

                                              ----------------------------
                                              Tullio Petrolini


Appended items:

A) Chamber of Commerce attestation B) Waiver with respect to pre-emptive rights
C) Reference financial statements D) AONET International Srl's incorporation agreement E) AONET International Srl's By-Laws F) Costs and Revenue budget for 2005
G) Irrevocable instructions issued by Mr. Cappiello to the Fiduciaria H) Irrevocable authorization issued by MSGI to the Fiduciaria